

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      Re: Chesapeake Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 1-13726

Dear Mr. Roland:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    April Sifford
                    Branch Chief